Filed Pursuant to Rule 433(d)

Registration Nos. 333-131111

and 333-131111-02

Supplement dated June 5, 2006 to the Free Writing Prospectus dated June 1, 2006

The information set forth under the caption “Prepayment and Yield Consequences—Yield Considerations With Respect to the Class X Notes” is hereby replaced with the following information:

Yield Considerations With Respect to the Class X Notes

The Class X Notes receive only distributions of interest. The yield to maturity on the Class X Notes will be extremely sensitive to the level of prepayments on the mortgage loans. The faster that the mortgage loans prepay, the less interest the Class X Notes will receive. Prospective investors should fully consider the risks associated with an investment in the Class X Notes, including the possibility that if the rate of prepayments on the mortgage loans is faster than expected, the rate of liquidations on the mortgage loans is greater than expected, not all of the pre-funding moneys are utilized to acquire subsequent mortgage loans or an optional termination of the issuing entity occurs earlier than expected, investors may not fully recover their initial investments.

To illustrate the significance of different rates of prepayment on the distributions on the Class X Notes, the table below indicates the approximate pre-tax yields to maturity (on a corporate bond equivalent basis) under the different percentages of the CPR indicated.

Any differences between the assumptions and the actual characteristics and performance of the mortgage loans and of the notes may result in a yield to maturity being different from those shown in the table. DISCREPANCIES BETWEEN ASSUMED AND ACTUAL CHARACTERISTICS AND PERFORMANCES UNDERSCORE THE HYPOTHETICAL NATURE OF THE TABLE, WHICH IS PROVIDED ONLY TO GIVE A GENERAL SENSE OF THE SENSITIVITY OF THE YIELD TO MATURITY IN VARYING PREPAYMENT SCENARIOS. In addition, it is highly unlikely that the mortgage loans will prepay at a constant level of the CPR until maturity or that all of the mortgage loans will prepay at the same rate or time. The timing of the changes to the rate of prepayments may significantly affect the actual yield to maturity to an investor, even if the average rate of prepayments is consistent with an investor’s expectation. In general, the earlier a payment of principal on the mortgage loans, the greater the effect on an investor’s yield to maturity. As a result, the effect on an investor’s yield to maturity of prepayments occurring at a rate higher (or lower) than the rate anticipated by the investor during the period immediately following the issuance of the notes will not be equally offset by a later like reduction (or increase) in the rate of prepayments.

The following sensitivity table for the Class X Notes is based on the Modeling Assumptions and assumes further that the Class X Notes are purchased at the price set forth in the table plus accrued interest from the Initial Cut-off Date. There can be no assurance that the mortgage loans will have the assumed characteristics or will prepay at any of the rates shown below, that the purchase price of the notes will be as assumed or that the pre-tax yield to maturity will correspond to any of the pre-tax yields shown in the table below. The actual price to be paid on the Class X Notes has not been determined and will depend on the characteristics of the mortgage pool as ultimately constituted. In addition to any other factors an investor may consider material, each investor must make its own decision as to the appropriate prepayment assumptions to be used in deciding whether or not to purchase the Class X Notes.

PRE-TAX YIELD TO MATURITY OF THE CLASS X NOTES AT AN ASSUMED

PURCHASE PRICE OF 1.7500% OF THE INITIAL CLASS X NOTIONAL AMOUNT PLUS

ACCRUED INTEREST FROM THE INITIAL CUT-OFF DATE

	PERCENTAGE OF THE CPR
	15%	20%	25%	30%	40%
Yield	42.8%	35.9%	28.7%	21.3%	5.5%

Based on a constant prepayment rate of approximately 43% of the CPR, the assumed purchase price above, plus accrued interest from the Initial Cut-off Date, and the assumptions described above, the pre-tax yield to maturity of the Class X Notes would be approximately 0%. If the actual prepayment rate were to exceed the rate assumed above, the pre-tax yield to maturity of the Class X Notes would not fully recover the initial purchase price of the Class X Notes.

The pre-tax yields to maturity shown in the preceding table were calculated by determining the monthly discount rates (whether positive or negative), which, when applied to the assumed streams of cash flows to be paid on the notes, would cause the discounted present values of those assumed streams of cash flows to equal the assumed purchase price, plus accrued interest. These monthly discount rates were converted to corporate bond equivalent rates, which are higher than the monthly discount rates because they are based on semiannual compounding. These yields to maturity do not take in to account the different interest rates at which investors may be able to reinvest funds received by them as distributions on these notes and thus do not reflect the return on any investment in these notes when any reinvestment rates other than the discount rates are considered.

In addition, the owner of the Class X Notes has irrevocably pledged the amount of interest payable on the Class X Notes on a payment date to the funding of any remaining Available Funds Cap Shortfalls owed with respect to the Class A and Class M Notes and not paid from any other source of funds on such payment date; such pledge binds all future owners of the Class X Notes. Any amounts which the Class X Notes would otherwise have received, but which were applied to the funding of such remaining Available Funds Cap Shortfalls will not be reimbursed, or owed to the owners of the Class X Notes on future payment dates.

The information set forth under the caption “Payments of Interest—Calculation of Interest” is hereby revised by replacing the last paragraph on page S-95 in its entirety with the following:

The Class X Note Rate will be applied to the “Class X Notional Balance” immediately prior to a payment date, which, for any payment date after the first payment date, is the aggregate principal balance of the mortgage loans, as of the first day of the related Due Period (prior to giving effect to scheduled payments due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period). The Class X Notional Balance immediately prior to the first Payment Date will equal the aggregate Cut-off Date Principal Balance of the Initial Mortgage Loans.

The information set forth under the caption “Prepayment and Yield Consequences—Modeling Assumptions” is hereby revised by adding the following information directly after the bullet point beginning “during the Pre-funding Period”:

•	the Class X Notional Balance immediately prior to a payment date (1) for the first three payment dates will be the sum of the aggregate principal balances of the initial mortgage loans (x) in the case of the first payment date, as of the initial cut-off date and (y) for the second and third payment dates, as of the first day of the related due period (prior to giving effect to scheduled payments due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period), and (2) after the first three payment dates, will be the sum of the aggregate principal balances of both the initial mortgage loans and the subsequent mortgage loans as of the first day of the related due period (prior to giving effect to scheduled payments due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period),

The information set forth under the caption “Material Federal Income Tax Consequences” is hereby replaced with the following information:

Material Federal Income Tax Consequences

The following discussion of certain material federal income tax consequences of the purchase, ownership and disposition of the notes is to be considered only in connection with “Material Federal Income Tax Consequences” in the accompanying prospectus. The discussion in this free writing prospectus and in the accompanying prospectus is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion below and in the accompanying prospectus does not purport to deal with all federal tax consequences applicable to all categories of investors, some of which may be subject to special rules. Investors should consult their own tax advisors in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the notes.

The sponsor, the depositor and the issuing entity agree, and the noteholders will agree by their purchase of the notes, to treat the Class A Notes and the Class M Notes (other than the rights under such notes to receive certain payments of Available Funds Cap Shortfalls) as indebtedness for all federal, state and local income and franchise tax purposes. There are no regulations, published rulings or judicial decisions involving the characterization for federal income tax purposes of securities with terms substantially the same as such notes. In general, whether instruments such as the Class A Notes and the Class M Notes constitute indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than merely upon the form of the transaction or the manner in which the instruments are labeled. The Internal Revenue Service (the “IRS”) and the courts have set forth various factors to be taken into account in determining, for federal income tax purposes, whether an instrument constitutes indebtedness and whether a transfer of property is a sale because the transferor has relinquished substantial incidents of ownership in the property or whether such transfer is a borrowing secured by the property. On the basis of its analysis of such factors as applied to the facts and its analysis of the economic substance of the contemplated transaction, Dewey Ballantine LLP, tax counsel, is of the opinion that, for federal income tax purposes, (i) the Class A Notes and the Class M Notes (other than the rights under such notes to receive certain payments of Available Funds Cap Shortfalls), will be treated as indebtedness, (ii) the

Class X Notes will be treated as “stripped coupons” within the meaning of Section 1286 of the Code and (iii) as long as a REIT or a qualified REIT subsidiary within the meaning of Section 856 of the Code owns a 100% interest in the trust certificates and maintains its real estate investment trust (“REIT”) status, the issuing entity will be treated as a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code. See “Material Federal Income Tax Consequences — Debt Securities” in the accompanying prospectus.

Treatment of the Issuing Entity

Because the issuing entity is issuing classes of debt instruments with multiple maturity dates that are backed by real estate mortgages, it is anticipated that the issuing entity will be treated as a taxable mortgage pool (“TMP”) for federal income tax purposes. A TMP, however, that is treated as a “qualified REIT subsidiary” of a REIT will not be subject to corporate income taxation.

NovaStar Financial Inc. (the “Parent REIT”) will hold through the depositor, its wholly owned qualified REIT subsidiary, the entire ownership interest in the issuing entity. The Parent REIT represents that it has elected to be taxed for federal income tax purposes as a REIT, that it has been organized in conformity with the requirements for REIT qualification and that it has conducted and will continue to conduct its operations so as to qualify as a REIT on a continuing basis. The qualification and taxation of a Parent REIT as a REIT will depend on the Parent REIT’s ability, on a continuing basis, to meet certain distribution levels, diversity of ownership tests, and certain tests concerning the nature of such REIT’s income and assets. In rendering its opinion, Dewey Ballantine LLP has not independently verified the Parent REIT’s qualification as a REIT, but instead has relied solely upon the representation made by the Parent REIT concerning its REIT status.

In the event that the Parent REIT loses its REIT status or the issuing entity is otherwise no longer wholly owned by a REIT or a qualified REIT subsidiary, the issuing entity would become subject to federal income taxation as a corporation and would not be permitted to be included in a consolidated income tax return of another corporate entity. No transfer will be permitted of the trust certificates to an entity that is not a REIT or a qualified REIT subsidiary or that would result in the issuing entity not being treated as a qualified REIT subsidiary.

Treatment of the Class A and Class M Notes

Interest paid or accrued on a Class A or Class M Note will be treated as ordinary income to noteholders and principal payments on such note will be treated as a return of capital to the extent of the noteholder’s basis in the note allocable thereto. An accrual method taxpayer will be required to include in income interest on the notes when earned, even if not paid, unless it is determined to be uncollectible. The indenture trustee, on behalf of the issuing entity, will report to the noteholders of record and the IRS the amount of interest paid and original issue discount (“OID”), if any, accrued on the notes to the extent required by law. See “Material Federal Income Tax Consequences — Discount and Premium — Original Issue Discount” in the accompanying prospectus.

A holder of a Class A or Class M Note will be treated for tax purposes: (i) as holding indebtedness as described above and (ii) as having entered into a limited recourse interest rate cap contract written by the holders of the Class X Notes, the right to receive certain payments of Available Funds Cap Shortfalls (such contract, hereinafter referred to as the “Cap Contract”). See the discussion under “–Cap Contract” below.

Special Tax Attributes. The Class A Notes and Class M Notes will not represent “real estate assets” for purposes of Section 856(c)(4)(A) of the Code or “[l]oans . secured by an interest in real property” within the meaning of Section 7701(a)(19)(C) of the Code.

Discount and Premium. Certain classes of Class A and Class M Notes may be issued with OID within the meaning of Section 1273(a) of the Code. The issuing entity intends to take the position for income tax reporting purposes that the notes do not have OID solely by reason of the possibilities that the issuing entity will defer certain payments of interest or the issuing entity will not pay currently the related Available Funds Cap Shortfall because the issuing entity believes such possibilities are remote. Although such notes are not treated as having been issued with OID, if the funds available on any payment date are not sufficient to make a full distribution of accrued interest, then, solely for purposes of applying applicable Treasury regulations relating to OID, the notes will be treated as retired and reissued, possibly with OID. If the notes were treated as reissued with OID, all stated interest on the notes would thereafter be treated as OID as long as the notes remained outstanding. If, contrary to the issuing entity’s belief, there is more than a remote likelihood that the issuing entity will not make payments of such amounts currently, all interest payable on the notes, including interest on accrued and unpaid interest, will be treated as OID. Noteholders must include OID in ordinary income on a constant yield to maturity basis in accordance with the special tax rules described in section 1272(a)(6) of the Code, relating to debt instruments that may be accelerated by reason of the prepayment of other debt obligations securing such debt instruments, whether or not it receives a cash payment on any payment date. See “Material Federal Income Tax Consequences — Discount and Premium — Original Issue Discount” in the accompanying prospectus.

The prepayment assumption that will be used for purposes of computing OID, if any, for federal income tax purposes is 25% CPR. See “Prepayment and Yield Consequences” herein. In addition, a subsequent purchaser who buys a Class A or Class M Note for less than its principal amount may be subject to the “market discount” rules of the Code. See “Material Federal Income Tax Consequences — Discount and Premium — Market Discount” in the accompanying prospectus. A subsequent purchaser who buys a Class A or Class M Note for more than its principal amount may be subject to the “market premium” rules of the Code. See “Material Federal Income Tax Consequences — Discount and Premium — Securities Purchased at a Premium” in the accompanying prospectus.

Cap Contract. The holders of the Class A or Class M Notes must allocate the purchase price of their notes between the indebtedness component and Cap Contract component based on their relative fair market values. The purchase price allocated to the indebtedness component will be the issue price of the notes for calculating accruals of OID. See “Material Federal Income Tax Consequences — Discount and Premium — Original Issue Discount” in the prospectus. The OID Regulations provide that the issuing entity’s allocation of the issue price is binding on all holders unless the holder explicitly discloses on its tax return that its allocation is different from the trust’s allocation. For tax reporting purposes, the indenture trustee may, as required, treat the right to receive certain payments of Available Funds Cap Shortfalls as having more than a de minimis value. Upon request, the indenture trustee will make available information regarding such amounts as has been provided to it. Holders of the notes are advised to consult their own tax advisors regarding the allocation of issue price, timing, character and source of income and deductions resulting from the ownership of such notes.

The issuing entity intends to treat the Cap Contract as a notional principal contract for federal income tax purposes. Treasury regulations under section 446 of the code relating to notional principal contracts (the “Notional Principal Contract Regulations”) provide that taxpayers, regardless of their method of accounting, generally must recognize the ratable daily portion of a periodic payment for the taxable year to which that portion relates. Any amounts payable to a holder from the Cap Contract will be periodic payments. The portion of a holder’s purchase price allocated to the Cap Contract component will be treated as a non-periodic payment under the Notional Principal Contract Regulations. Such a non-periodic payment may be amortized using several methods, including the level payment method described in the Notional Principal Contract Regulations. To the

extent the sum of the periodic payments for any year exceeds that year’s amortized cost of the Cap Contract, such excess represents net income for that year. Conversely, to the extent that the amount of that year’s amortized cost exceeds the sum of the periodic payments, such excess shall represent a net deduction for that year. Although not clear, net income or a net deduction should be treated as ordinary income or as an ordinary deduction.

A holder’s ability to recognize a net deduction with respect to the Cap Contract component is limited under sections 67 and 68 of the code in the case of (i) estates and trusts and (ii) individuals owning an interest in such component directly or through a “pass-through entity” (other than in connection with such individual’s trade or business). Pass-through entities include partnerships, S corporations, grantor trusts and non-publicly offered regulated investment companies, but do not include estates, nongrantor trusts, cooperatives, real estate investment trusts and publicly offered regulated investment companies. Further, such a holder will not be able to recognize a net deduction with respect to the Cap Contract component in computing the holder’s alternative minimum tax liability.

Alternative federal income tax characterization of the Cap Contract is possible, including treatment of the Cap Contract as an interest in a partnership. The amount, timing and character of the income and deductions for a noteholder with respect to the Cap Contract would differ if the Cap Contract was held to constitute an interest in a partnership. Because the issuing entity will treat the Cap Contract as a right to receive amounts under a notional principal contract, the indenture trustee will not attempt to satisfy the tax reporting requirements that would apply under the alternative characterizations of the Cap Contract. Investors, including those that are foreign persons, should consult their own tax advisors in determining the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the notes.

Sale or Redemption of the Notes. Upon the sale, exchange, or other disposition of a Class A or Class M Note, the beneficial owner of the note must allocate the amount realized between the two investment components of the notes based on the relative fair market values of those components at the time of sale, exchange, or other disposition and must treat the sale, exchange or other disposition as a sale, exchange or disposition of the indebtedness component and the Cap Contract component. Assuming that the note is held as a “capital asset” within the meaning of Section 1221 of the code, gain or loss on the disposition of an interest in the Cap Contract component should be capital gain or loss. Upon the sale, exchange, or other disposition of the indebtedness component of a note, the seller of the note will recognize gain or loss equal to the difference between the amount realized on the sale, exchange, or other disposition and such seller’s adjusted basis in the indebtedness component. The adjusted basis generally will equal the seller’s cost, increased by any original issue discount or market discount previously included in the seller’s income, and reduced by distributions previously received by the seller of amounts included in the stated redemption price at maturity of the indebtedness component and further reduced by any bond premium amortized by the seller as an offset to interest income on the regular interest component. See “Material Federal Income Tax Consequences — Debt Securities — Sale or Exchange” in the accompanying prospectus.

Treatment of the Class X Notes

The Class X Notes will be treated as “stripped coupons” pursuant to Section 1286 of the Code. Under Section 1286 of the Code, a beneficial owner of a stripped coupon must treat it as a debt instrument originally issued on the date the owner acquires it and as having “original issue discount” (“OID”) equal to the excess if any, of its “stated redemption price at maturity” over the price paid by the owner to acquire it. The beneficial owner of a Class X Note must include in its ordinary income for federal income tax purposes, generally in advance of receipt of the cash attributable to that income, the sum of the “daily portions” of OID on its note for each day during its taxable year on which it held that note. Although the matter is not entirely clear, a beneficial owner of a Class X Note should determine the amount of OID accruing during any accrual period using the method described in Section 1272(a)(6) of the Code. For information reporting purposes, the indenture trustee intends to treat all amounts to be distributed on each Class X Note ( including any amounts that are needed to make certain payments of Available Funds Cap Shortfalls on the Class A and Class M Notes) as included in its stated redemption price at maturity and, as a result, each Class X Note will be treated as if issued with OID. See “Material Federal Income Tax Consequences — Discount and Premium — Original Issue Discount” in the accompanying prospectus. The prepayment assumption that will be used for purposes of computing OID for federal income tax purposes is 25% CPR. See “Prepayment and Yield Consequences” herein.

Cap Contract. The Issuer will treat the holders of the Class X Notes as having irrevocably entered into a Cap Contract with the holders of the Class A and Class M Notes. Any amounts received by a holder of a Class X Note in consideration for entering into the Cap Contract would be treated as a non-periodic payment under the Notional Principal Contract Regulations. Payments made by a holder of a Class X Note under the Cap Contract would be treated as periodic payments. See “Treatment of the Class A and Class M Notes — Cap Contract” above.

Information Reporting and Backup Withholding.

Under current United States federal income tax law, generally a “backup” withholding tax is applied to certain interest and principal payments (including OID, if any) made to, and to the proceeds of sales before maturity by, certain United States persons if such persons fail to supply taxpayer identification numbers and other information. In addition, certain persons making such payments, such as the indenture trustee, are required to submit information returns to the United States Treasury Department with regard to those payments. Backup withholding and information reporting, however, generally do not apply to any such payments made to certain “exempt recipients,” such as corporations. Each nonexempt holder will be required to provide, under penalties of perjury, a certificate on IRS Form W-9 containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding or establish such holder’s non-U.S. status (for example, provide a form W-8BEN, Form W-8IMY, Form W-8ECI or Form W-8EXP). Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax liability, provided that the required information is provided to the IRS.

Foreign Investors

Interest, including OID (if any), distributable to a holder who or which is not a United States person (other than a person that is treated under the Code as a “10 percent shareholder” of the issuing entity, the sponsor or the Parent REIT or as a “controlled foreign corporation” that is related to the issuing entity, the sponsor or the Parent REIT through stock ownership) generally will not be subject to United States withholding tax imposed with respect to such payments; provided that such holder fulfills certain certification requirements. See “Material Federal Income Tax Consequences — Foreign Investors — Grantor Trust Securities and REMIC Regular Securities” in the accompanying prospectus. Under the certification requirements, a foreign holder must certify, under penalties of perjury, that it is not a United States person and provide its name and address. Any capital gain realized on the sale, exchange or other taxable disposition of a note by a holder that is not a United States person will be exempt from United States federal income and withholding tax; provided that (i) such gain is not effectively connected with the holder’s conduct of a trade or business in the United States and (ii) in the case of holder that is an individual, such individual is not present in the United States for 183 days or more in the taxable year of the disposition. If income or gain with respect to a note is effectively connected with a United States trade or business carried on by a holder who or which is not a United States person, the withholding tax will not apply, but such holder will be subject to United States federal income tax at graduated rates applicable to United States persons. Potential investors who are non-United States persons should consult their own tax advisors regarding certification requirements and the specific tax consequences to them of owning the notes.

State Tax Considerations

State tax consequences to each holder will depend upon the provisions of the state tax laws to which the holder is subject. Potential investors are urged to consult their own tax advisors with respect to state taxes.